Exhibit (2)(k)(3)

Expense Limitation Agreement

To:	Crow Point Global Dividend Plus Fund
25 Recreation Park Drive, Suite 110
Hingham, MA 020403

June 15, 2016

Dear Board Members:

You have engaged us to act as the sole investment adviser to Crow Point Global Dividend Plus Fund (the “Trust” or the “Fund”), pursuant to an Investment Advisory Agreement dated as of May 11, 2016.

Effective from the date hereof until at least February 28, 2018 we agree to waive our fees and to pay or absorb the ordinary annual operating expenses of the Fund (including offering and organizational expenses, but excluding taxes, brokerage fees and commissions, borrowing costs (such as interest and dividend expense on securities sold short), acquired fund fees and expenses, or extraordinary expenses such as litigation), to the extent that they exceed 2.95% of the Fund’s average daily net assets. Such waiver of our fees and payment or absorption of Fund expenses by us is referred to herein as “Fund Reimbursement Payments.”

Additionally, this Expense Limitation Agreement may not be terminated by Recon Capital Partners, LLC (the “Adviser”), but it may be terminated by the Trust’s Board of Trustees, on 60 days written notice to the Adviser.

The Adviser retains its right to receive in future years, on a rolling three year basis, reimbursement of any Fund Reimbursement Payments paid by the Adviser pursuant to this Expense Limitation Agreement, if such reimbursement can be achieved within the lesser of the expense limitation in place at the time of waiver or those in place at the time of recapture.

Yours Very Truly,

RECON CAPITAL PARTNERS, LLC

By:_________________________

Name: Garrett K. Paolella

Title: Chief Executive Officer

ACCEPTANCE:

The foregoing Expense Limitation Agreement is hereby accepted.

CROW POINT GLOBAL DIVIDEND PLUS FUND

By:_________________________

Name: Peter J. DeCaprio

Title: Treasurer